October 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:    Mara L. Ransom
                      Assistant Director

Re: Genie Energy Ltd.
Registration Statement on Form 10
Filed August 26, 2011
File No. 000-54486

Dear Ms. Ransom:

           Genie Energy Ltd., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form 10 filed August 26, 2011 (as amended, the “Registration Statement”).

           We are writing to respond to the comments raised in your letter to the Company dated September 23, 2011. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed August 26, 2011.  References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission
October 6, 2011

General

1.
Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response: We are aware that the Registration Statement will become effective by operation of law 60 days from the day we initially filed the Registration Statement. We are also aware that, once the Registration Statement becomes effective, the Company will then be responsible for filing reports required by Section 13 of the Exchange Act of 1934, even if the Commission has not completed the review process of the filing.

2.
Prior to the effectiveness date described in comment one, please update to include audited financial statements and related financial information for the fiscal year ended July 31, 2011 in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Response: The Registration Statement has been updated to include audited financial statements and related financial information for the fiscal year ended July 31, 2011 in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

3.	Please tell us why you are not registering your Class A common stock under Exchange Act Section 12(g).

Response: We are not registering our Class A common stock under Exchange Act Section 12(g) because it will be held by a limited number of holders and not listed for trading on any exchange or quotation service.

4.
Please provide us with your analysis for why you believe you are an accelerated filer, as such term is defined in Exchange Act Rule 12b-2, and identify how you meet each of the four elements of the definition.

Response: We note that we are not an accelerated filer for at least one year following the effectiveness of our registration statement. Accordingly, we have unchecked the accelerated filer box on the cover of the Amendment.

Securities and Exchange Commission
October 6, 2011

5.
Please tell us your intentions with respect to filing and furnishing to shareholders the information statement you have filed as Exhibit 99.1 to your registration statement. As a related matter, you refer to the information statement as if it will be filed and furnished by Genie Energy Ltd., however, given that IDT Corporation is the entity conducting the spin-off, it is not clear why they are not filing and furnishing this information. Please advise.

Response: The intent is for IDT Corporation to file a final version of the Information Statement and mail it to IDT’s stockholders around the end of October. We have revised the Information Statement to indicate that IDT will be furnishing the Information Statement to its stockholders.

6.	Please file the exhibit required by Item 601(b)(21) of Regulation S-K.

Response: We have revised the Registration Statement to include the Company’s subsidiary list filed as Exhibit 21.1 thereto, as required by Item 601(b)(21) of Regulation S-K.

Exhibit 99.1

General

7.	In numerous instances throughout the information statement two or more words are not separated by spaces. Please revise.

Response: We believe this was a technical error in the initial filing of the Registration Statement and have revised the Information Statement to eliminate this error.

8.
We note that obtaining approval for listing of your Class B common stock on the New York Stock Exchange is not one of the conditions to the spin-off. Please revise throughout the information statement when discussing “when-issued” trading and “regular way” trading to clarify that neither method of trading will occur on the New York Stock Exchange unless your Class B common stock has received prior approval for listing. Additionally, please also revise throughout the information statement in each instance in which you state that you intend to apply to have your Class B common stock traded on the New York Stock Exchange to clarify that satisfaction of the necessary initial listing requirements is not guaranteed and accordingly, your Class B common stock may not trade on the New York Stock Exchange or any other national securities exchange. Please also add a new risk factor, or revise the last risk factor on page 13, to clarify that your Class B common stock may not be approved for listing on the New York Stock Exchange or any other national securities exchange.

Response: Following the filing of the Registration Statement, we received notice from NYSE Regulation, Inc. that we have received clearance to submit a listing application for our Class B common stock and we have revised the Information Statement to disclose such status. We intend on filing the listing application in the near future. Therefore, we expect that “when-issued” trading and “regular way” trading of our Class B common stock should occur on the New York Stock Exchange as set forth in the Information Statement. We have revised the risk factor to clarify that our Class B common stock may not be approved for listing on the New York Stock Exchange or any other national securities exchange.

Securities and Exchange Commission
October 6, 2011

9.	Please revise throughout the information statement to discuss how fractional shares held by IDT’s Class A holders and Class B holders will be treated in the spin-off, as applicable.

Response: Based on IDT’s records, we believe that there are no fractional shares held by IDT’s Class A holders and Class B holders, and, as no fractional shares of the Company will be distributable in the spin-off, believe that no discussion regarding treatment of fractional shares is necessary, as the distribution ratio is one share of the Company for each share of IDT.

Risk Factors, page 8

Risk Factors Generally Relating to Us and Our Common Stock, page 13  We are controlled by our principal stockholder..., page 14

10.
Please revise the risk factor to discuss the risks associated with your ability and intention to rely on the controlled company exemption provided by Section 303A of the New York Stock Exchange’s Listed Company Manual.

Response: In addition to the disclosure already included in the Information Statement regarding our exercising the controlled company exemption on page 54, we have added the appropriate risk factor in the revised Information Statement.

The Spin-off, page 15

Results of the Spin-off, page 17

11.
We note that you disclose the number of record holders immediately following the spinoff assuming the conversion of all shares of your Class A common stock into your Class B common stock. Please also disclose the number of record holders for each of your Class A common stock and Class B common stock immediately following the spin-off, with assuming such conversion. See Item 201(b)(1) of Regulation S-K.

Response: We have revised the Information Statement to disclose that we expect to have 6 record holders of our Class A common stock and 108 record holders of our Class B common stock immediately following the spin-off.

Securities and Exchange Commission
October 6, 2011

Treatment of Stock Options in the Spin-Off, page 17

12.	Please confirm to us that you will include the details of the treatment of options to purchase IDT Class B common stock in the information statement sent to IDT’s shareholders.

Response: We have revised the section of the Information Statement titled “Treatment of Stock Options in the Spin-Off” to provide that in the spin-off, the exercise price of each outstanding option to purchase IDT Class B common stock will be proportionately reduced based on the trading price of IDT following the spin-off. Further, each option holder will share ratably in a pool of options to purchase 50,000 shares of Genie Class B common stock with an exercise price equal to the market value and an expiration date equal to the expiration of the IDT option held by such option holder.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 17

13.
Tell us why you need to clarify the statement on page 18 to indicate “[a]ssuming the distribution qualifies under Section 355 of the Code...” (emphasis added) when it appears that you have received a private letter ruling and an opinion from PwC to that effect. Clarify what aspect of your tax consequences disclosure has been covered by the private letter ruling and/or the opinion, as applicable.

Response: In light of the Staff’s comment we have removed the word “assuming” as we have received a private letter ruling and opinion from PwC to that effect. We have also revised the disclosure to clarify the items in the opinion from PwC not specifically addressed in the IRS Ruling.  We also respectfully note for the Staff that the opinion from PwC is addressed to IDT and not to IDT’s stockholders.

Listing and Trading of Our Class B Common Stock, page 19

14.
Please disclose the number of shares of each of your Class A common stock and Class B common stock, other than Class B common stock that will be freely transferable, that could be sold pursuant to Securities Act Rule 144 or that you have agreed to register under the Securities Act for sale by resale. See Item 201 (a)(2)(ii) of Regulation S-K.

Response: We have revised the section of the Information Statement titled “Listing and Trading of Our Class B Common Stock” to provide that following the spin-off, the number of shares of each of our Class A common stock and Class B common stock, other than Class B common stock that will be freely transferable, that could be sold pursuant to Securities Act Rule 144 or that we have agreed to register under the Securities Act for sale by resale is 1,574,326 and 4,426,451, respectively.

Securities and Exchange Commission
October 6, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Investment in American Shale Oil, LLC, page 29

15.
Quantify the amount of the one-time payment you will have the opportunity to submit to convert your RD&D Lease to a commercial lease if you can demonstrate the economic and environmental viability of your technology.

Response: Section 3925.10 (3) of the Rules and Regulations of Oil Shale Management (CFR Vol. 73, No. 223), which sets forth the one-time payment for conversion, requires  “a bid payment no less than specified in §3923.10 [($1,000 per acre)] and equal to the FMV of the lease”, which is defined as the “monetary amount for which the oil shale deposit would be leased by a knowledgeable owner willing, but not obligated, to lease to a knowledgeable purchaser who desires, but is not obligated, to lease the oil shale deposit.”

The Final Rules as Adopted and Responses to Comments Section provides:

The FMV determination follows a preexisting valuation standard, which utilizes the circumstances of place, time, the existence of comparable precedents, and the evaluation principles of each involved party.  In determining the FMV under this rule, our determination will be based on comparison with identical or similar past, actual, or expected services and goods relating to oil shale.

Therefore, we are unable to quantify the amount of the one-time payment.

16.
We note your indication that Total will provide a majority of the funding during the RD&D phase and technical and financial assistance throughout the RD&D and commercial phases. Elaborate upon this discussion to state exactly how much Total has provided to date and what their total funding commitment is expected to be, if determinable.

Response: We have revised the disclosure in the section titled “Management Discussion and Analysis” in the Information Statement to indicate that  Total has contributed $33.5 million to AMSO, LLC from inception through September 30, 2011 and to discuss Total’s funding obligations.

Securities and Exchange Commission
October 6, 2011

Critical Accounting Policies, page 30

17.
Your disclosure of critical accounting policies should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, when estimates and assumptions are based on uncertain matters you should provide an analysis of the potential impact of changes in the estimates and assumptions when changes are reasonably likely to occur and have a material effect on financial condition or operating performance. When estimates involve multiple, interrelated assumptions, such as those related to future cash flows, you should provide information for investors to assess the probability of future impairment charges. For example, you should disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. You should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. For each reporting unit that is at risk of failing step one, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	the amount of goodwill allocated to the reporting unit;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: We have revised our critical accounting policies disclosure in response to the Staff’s comment. We have added the following to the section on Goodwill:

Our goodwill balance of $3.7 million at July 31, 2011 and 2010 is allocated to our IDT Energy segment. IDT Energy is the reporting unit for our goodwill impairment test.  IDT Energy’s estimated fair value substantially exceeded its carrying value in Step 1 of our annual impairment tests for fiscal 2011, fiscal 2010, and fiscal 2009, therefore it was not necessary to perform Step 2 for these tests. In addition, we do not believe IDT Energy is currently at risk of failing Step 1.

In addition, we added the following to the section on Income Taxes:

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. We determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. Tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of tax benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability. We review and adjust our liability for unrecognized tax benefits based on our best estimate and judgment given the facts, circumstances and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments.

Securities and Exchange Commission
October 6, 2011

Results of Operations, page 32

Nine Months Ended April 30, 2011 Compared to Nine Months Ended April 30, 2010, page 32

18.
Please discuss the results of operations of AMSO, LLC, including the reasons for any significant increase or decrease in reported losses as well as the resulting impact on equity in net loss of AMSO, LLC recorded each period. Please include similar disclosure where you discuss results of operations for the three years ended July 31, 2010.

Response: We have revised the results of operations to include a discussion of the results of operations of AMSO, LLC for the three years ended July 31, 2011 in response to the Staff’s comment.

19.
Please discuss the reasons for material changes from period to period in net loss attributable to non-controlling interests. Please include similar disclosure where you discuss results of operations for the three years ended July 31, 2010.

Response: We have revised the results of operations to include a discussion of the changes in net loss attributable to non-controlling interests for the three years ended July 31, 2011 in response to the Staff’s comment.

Liquidity and Capital Resources, page 39

20.	You state here that the amount due to IDT as of April 30, 2011 was $5.5 million. Clarify for what purpose and how you arrived at this amount to provide greater context.

Response: We have revised the paragraph in Liquidity and Capital Resources that includes the $4.3 million due from IDT at July 31, 2011 to clarify the purpose and derivation of the balance in response to the Staff’s comment.

Securities and Exchange Commission
October 6, 2011

21.
In an appropriate place in your disclosure, revise to explain how you will be financing your activities under the exclusive Shale Oil Exploration and Production License awarded by the Israeli ministry of National Infrastructures including construction of a pilot plant and operation of a pilot test.

Response: We have added a paragraph in Liquidity and Capital Resources in the “General” section to explain how IEI intends to finance its activities in response to the Staff’s comment.

Business, page 43

22.
Please disclose the information required by Item 101(b) and (d) of Regulation S-K. You may satisfy this disclosure by including a cross-reference to Note 14 to consolidated financial statements. We note however, that Note 14 does not disclose total assets for each of your segments for each of the last three fiscal years and does not disclose long- lived assets in Israel as of July 31, 2008.

Response: The required disclosure has been added to Note 14 of the Audited Financial Statements included in the Amendment and a cross-reference provided in the Business section.

IDT Energy, page 43

23.	On page 44, you state that you target markets in which you can “effectuate commodity procurement on a real-time basis.” Please revise to clarify what you mean by this statement.

Response: We have revised the section of the Information Statement titled “Business” to provide that we target markets in which we can procure energy in an efficient and transparent manner.  We seek to purchase wholesale energy where there is a real time market that reflects a fair price for the commodity for all participants.

Securities and Exchange Commission
October 6, 2011

Genie Oil and Gas, Inc., page 46

24.
We note that you cite to several reports in support of your statements made here regarding your industry. Please provide us with supplemental support, with appropriate markings and page references in your response, for these statements and similar assertions throughout your document.

Response: We are providing the Staff with the titles and internet links to the following reports as supplemental support for the statements regarding the oil shale industry:

•
Strategic Significance of America’s Oil Shale Resource (Volume II) – Oil Shale Resources

Technology and Economics; Office of Deputy Assistant Secretary for Petroleum Reserves, Office of Naval Petroleum and Oil Shale Reserves, U.S. Department of Energy Washington, D.C. (March 2004); pages iv, 1, A-1. http://fossil.energy.gov/programs/reserves/npr/publications/npr strategic significancev2.pdf

•
U.S. Geological Survey Digital Data Series DDS–69–DD, Chapter 1 - Assessment of In-Place Oil Shale Resources of the Eocene Green River Formation, Greater Green River Basin, Wyoming, Colorado, and Utah; U.S. Geological Survey Oil Shale Assessment Team (2011); Chapter 1, page 1. http://pubs.usgs.gov/dds/dds-069/dds-069-dd/REPORTS/69 DD CH 1.pdf

•	Fact Sheet: U.S. Oil Shale Resources - DOE Office of Petroleum Reserves – Strategic Unconventional Fuels. http://unconventionalfuels.org/factsheets/Oil Shale Resource Fact Sheet.pdf

Israel Energy Initiatives, page 48

25.
You state here that the 238 square kilometers in the south of the Shfela region in Israel is estimated to hold approximately 40 billion barrels of oil equivalent in the form of oil shale. Please provide support for this statement.

Response: The estimate of the potential for oil production from the 238 km of the Shfela basin in Israel over which IEI holds an exploration license is based on extensive geological study that has been conducted by the Company in the past 3 years. The study consists of analyzing the results of a six well drilling program in conjunction with data from 12 existing water wells from the area. The oil shale samples that were recovered from these wells were extensively analyzed in the labs of the University of Ben Gurion in Be’er Sheva and in Weatherford Labs and Shale Tech in the United States.

The drillings were performed around the entire licensed area and comprised of two phases:

1)	Wireline continuous coring of the oil shale interval; and
2)	Wireline logging of the well to measure the petrophysical properties of the rocks in the wellbore.

The cores that were recovered during the drilling (~1000 feet for each well) were analyzed for TOC (total organic content), porosity, permeability, mineralogic composition and rock strength. The analysis also included a Fischer Assay which is the industry standard for assessing the oil production potential of oil shale rock.

The well logs that were run after the drilling process were used to drive the rock properties of the full section and to correlate the geological formations across the basin in high resolution. This phase provided the ability to calculate the volumetrics of the oil shale body in the subsurface. The combination of richness of the oil shale (in gallons per ton of rock) and the volumetric calculation of the rock in the subsurface provides the estimate for the oil shale potential in the subsurface of the license area.

The work was done under the auspices of Dr. Yuval Bartov, Chief Geologist of IEI. Dr. Bartov holds a PhD in Geology from Hebrew University of Jerusalem and has 10 years experience studying oil shale in Israel and Colorado. Dr. Bartov previously served as an Assistant Professor at the Colorado School of Mines and has authored 40 journal articles, conference papers, book chapters and technical reports.

Securities and Exchange Commission
October 6, 2011

Intellectual Property, page 49

26.	To the extent material to an understanding of your business, please disclose the duration and effect of the two patents held by AMSO, LLC. See Item 101(c)(1)(iv) of Regulation S-K.

Response: We have revised the Information Statement to provide that the two patents are patent No. 7,743,826 which expires April 16, 2028 and patent No. 7,921,907 which expires January 20, 2027 and the effect of such patents.

Management, page 49

27.
We note that the last risk factor on page 9 and the first risk factor on page 11 disclose your dependence on “personnel with strong industry or operational knowledge” and “qualified technical personnel... including Harold Vinegar... and Alan Burnham.” Please provide the disclosure required by Item 401(c) of Regulation S-K with respect to such personnel.

Response: We have revised the Information Statement to provide for the biographical information required by Item 401(c) of Regulation S-K with respect to Dr. Alan Burnham and Dr. Harold Vinegar.

28.	Please file the consent of Mr. Perry to being named in the registration statement. See Instruction 2 to Item 401 of Regulation S-K.

Response: We have revised the Registration Statement to include Mr. Perry’s consent to being named therein.

Securities and Exchange Commission
October 6, 2011

Director Compensation, page 54

29.
Please disclose the information required by Item 402(k) of Regulation S-K for your directors in fiscal 2011. If Mr. Jonas was your only director in fiscal 2011 and his compensation is provided pursuant to Item 402(c) of Regulation S-K, then please include a statement to that effect in this section.

Response: We have revised the disclosure in the section titled “Director Compensation” in the Information Statement to indicate that there was no director compensation paid by the Company in fiscal 2011.

Executive Compensation, page 54

30.
We note that Messrs. Pupkin and Goldin began serving as your Chief Executive Officer and Chief Financial Officer, respectively, in August 2011. For purposes of disclosing the information required by Item 402 of Regulation S-K, please include, as your named executive officers, the individuals that served as your principal executive officer and principal financial officer for your most recently completed fiscal year of July 31, 2011. See Item 402(a)(3) of Regulation S-K.

Response: We have revised the disclosure in the section titled “Executive Compensation” in the Information Statement to indicate that during fiscal 2011, Geoffrey Rochwarger served as our Chief Executive Officer and Claude Pupkin served as our Chief Financial Officer and have provided the related disclosure required by Item 402 of Regulation S-K.

31.
Please remove the references throughout this section that direct readers to IDT’s proxy statement. Because such proxy statement has not been incorporated into the registration statement by reference, please disclose the information required by Item 402 of Regulation S-K without reliance on disclosure contained in IDT’s proxy statement.

Response: We have revised the Information Statement to remove references to IDT’s proxy statement.

Compensation of our Named Executive Officers, page 54

32.
Please revise to include the discussion required by Item 402(b) of Regulation S-K. Such discussion should be for the latest fiscal year provided in tables disclosed pursuant to Item 402 of Regulation S-K, which we note is fiscal 2011 and not fiscal 2010. However, such discussion should also cover your expected compensation policies in fiscal 2012 to the extent that such policies differ from your compensation policies in fiscal 2011 and such difference could affect a fair understanding of your named executive officers’ compensation for fiscal 2011. We note the disclosure in the second paragraph; however, such paragraph is insufficient to meet the requirements of Item 402(b) of Regulation S-K.

Response: We have added the requested disclosure and included all required information with respect to fiscal 2011 as the most recently completed fiscal year of the Company. We have added a narrative discussion of the anticipated changes in compensation structure to be implemented in connection with the spin-off.

Securities and Exchange Commission
October 6, 2011

33.
Please tell us whether Mr. Jonas’s employment agreement with IDT governs his employment as your Chairman of the Board of Directors. If it does not, then please reference his employment agreement with IDT only to the extent required by Item 402(e)(1)(i) of Regulation S-K and, if you include such a reference, then please clarify that his employment agreement with IDT does not govern his employment with you. If Mr. Jonas’s employment agreement with IDT governs his employment with you, then please file such employment agreement as an exhibit to the registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: Mr. Jonas’ employment agreements with IDT do not govern his employment by or relationship with the Company, including his service as Chairman of the Board of the Company. Effective with the spin-off, Mr. Jonas and IDT intend to amend the employment agreement between Mr. Jonas and IDT, and Mr. Jonas will enter into an employment agreement with the Company The terms of such Employment Agreement will be disclosed, and the form of such Employment Agreement will be filed as an exhibit to the Registration Statement, when it is completed.

Summary Compensation Table, page 55

34.
We note that you have provided the disclosure required by Item 402 of Regulation S-K with respect to only your most recently completed fiscal year. Please also provide such disclosure with respect to fiscal 2010 and fiscal 2009 for Mr. Jonas and fiscal 2010 for Mr. Pupkin, as such disclosure is included in the Definitive Proxy Statement on Schedule 14A filed by IDT on November 3, 2010. See Instruction 1 to Item 402(c) of Regulation S-K. Please also provide us with your analysis, based on the guidance in our Regulation S-K Compliance and Disclosure Interpretation 217.01, for why you believe disclosure for fiscal 2010 and fiscal 2009 is not required for your other named executive officers.

Response: We have revised the disclosure in the Information Statement to include compensation information for fiscal 2010 and 2009 for Mr. Jonas and for fiscal 2010 for Mr. Pupkin. In light of the Staff’s the guidance in its Regulation S-K Compliance and Disclosure Interpretation 217.01 and other SEC guidance, we believe that no further disclosure is required as neither Mr. Pupkin, Mr. Rochwarger or Mr. Goldin were named executive officers in those  prior years other than Mr. Pupkin in fiscal 2010.

Securities and Exchange Commission
October 6, 2011

35.	We note that certain of your named executive officers received stock awards in fiscal 2011. Please provide the disclosure required by Item 402(d)-(g) of Regulation S-K to the extent applicable.

Response: The stock awards received by our named executive officers in fiscal 2011 were from IDT. We have revised the disclosure in the Information Statement to provide the disclosure required by Item 402(d)-(g) of Regulation S-K to the extent applicable.

36.
We note the statement in footnote (1) that Mr. Jonas received grants of stock in lieu of base compensation during fiscal 2011. Please disclose, via footnote, the amount of base compensation foregone and which was paid in the form of stock. Please also include in such footnote a cross-reference to the grant of plan-based awards table disclosing the grant of stock. See Instruction 2 to Item 402(c)(2)(iii) and (iv).

Response: Prior to the entry into of an Amended and Restated Employment Agreement between IDT and Mr. Jonas, Mr. Jonas’ annual base compensation was set by IDT’s Board of Directors and Compensation Committee at $865,000, although prior to effectiveness of that agreement, Mr. Jonas had only accepted payment of base compensation at an annual rate of $750,000. The Amended Employment Agreement provides that Mr. Jonas’ compensation for all periods not covered by the equity grant was to be $1 million per annum.

37.
We note the statement in footnote (2) that Mr. Jonas did not receive compensation for his role as a director of IDT. Please also disclose whether any portion of the compensation reported for Mr. Jonas is attributable to his role as your director. See Instruction 3 to Item 402(c) of Regulation S-K.

Response: We have amended the disclosure to reflect that none of the compensation reported for Mr. Jonas is attributable to his role as our director.

Security Ownership by Certain Beneficial Owners and Management, page 57

38.
In addition to the disclosure currently provided, please also disclose the number of shares, and the percentage of ownership represented by such number, held by the persons identified in the bullets following the first paragraph with respect to each of your Class A common stock and your Class B common stock, without assuming the conversion of shares of your Class A common stock into shares of your Class B common stock. See Item 403(b) of Regulation S-K.

Response: We respectfully advise the Staff that we disclose in a number of places in the Information Statement that all of our Class A common stock is controlled by Howard Jonas. Therefore, none of the other individuals identified owns any Class A common stock and the disclosure currently provided provides an accurate description and overall picture of our expected post-spin-off stock ownership.

Securities and Exchange Commission
October 6, 2011

39.
Please tell us why you have assumed the conversion of Class A common stock into Class B common stock for purposes of determining percentage ownership information only with respect to Mr. Jonas and not with respect to any of your other directors or executive officers. Please also tell us why the percentage ownership, when calculated on a fully- diluted basis as is currently shown in the beneficial ownership table, does not equal the percentage of aggregate voting power.

Response: As mentioned above and in a number of places in the Information Statement, no director or executive officer other than Howard Jonas is expected to own any shares of our Class A common stock. The percentage ownership, when calculated on a fully-diluted basis as is currently shown in the beneficial ownership table, does not equal the percentage of aggregate voting power because the Class A common stock and Class B common stock will have disparate voting rights, resulting in a greater percentage of the aggregate voting power beneficially owned by Mr. Jonas as compared to percentage ownership.  We have revised the disclosure in the Information Statement to clarify the information disclosed and the methodology and assumptions utilized in such disclosure.

Description of Our Capital Stock, page 61

40.
We note the statement that you are authorized to issue 35 million shares of Class A common stock, 200 million shares of Class B common stock and 10 million shares of Preferred Stock. The copy of your charter filed as exhibit 3.1 to the registration statement does not contemplate different classes of common stock or preferred stock. Further, it states that you are authorized to issue 1,500 shares of common stock. We also note references on pages 62 and 63 to provisions in your charter regarding board size and indemnification; however, your charter does not contain such provision. Please advise. If you intend to amend your charter effective as of the date of the spin-off, then please file a form of such amendment as an exhibit to the registration statement.

Response: We have filed our amended and restated certificate of incorporation which sets forth the authorized shares of 35 million shares of Class A common stock, 200 million shares of Class B common stock and 10 million shares of Preferred Stock, as well as provisions regarding board size and indemnification. We have revised our disclosure in the Information Statement accordingly and have filed the amended and restated certificate of incorporation as Exhibit 3.1.A to the Registration Statement.

41.
We note the statement in the first paragraph, second sentence that you are registering shares of your Class A common stock under the Exchange Act. However, the cover page of the registration statement does not identify your Class A common stock as being registered. Please revise.

Response: We note that the sentence was an error, as we are not registering our Class A common stock under the Exchange Act, and has been deleted in the revised Information Statement.

Securities and Exchange Commission
October 6, 2011

Where You Can Find More Information, page 64

42.
We note the statement in the first paragraph, fourth sentence that readers should refer to the exhibits attached to the registration statement for copies of contracts that are discussed in the information statement. However, you have not filed copies of every contract that you discuss in the information statement, including without limitation the Preferred Supplier Agreement between you and BP. Please either delete such sentence in the first paragraph or file as exhibits to the registration statement each contract that you discuss in the information statement.

Response: We have filed the Preferred Supplier Agreement with BP as Exhibit 10.1 to the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

43.
Please tell us if Zwick and Banyani, PLLC is a registered firm with the Public Company Accounting Oversight Board. We note that Zwick, Maddox & Banyani, PLLC is a registered firm, but could not confirm a current registration under the name Zwick and Banyani, PLLC.

Response: We have been informed by Zwick and Banyai, PLLC that they are a registered firm with the Public Company Accounting Oversight Board. Zwick and Banyai, PLLC recently learned that they needed to file a Form 3, Special Report, with the PCAOB in order to complete their registration after their name changed effective March 20, 2011. The Form 3 was completed on September 26, 2011 and then submitted to the PCAOB. The PCAOB has since updated their database and Zwick and Banyai, PLLC is currently listed as a registered firm.

Annual Consolidated Financial Statements Consolidated Statements of Operations, page F-4

44.
Please tell us why equity in the net loss of AMSO, LLC is classified as a non-operating item given your disclosure throughout the document that your principal or central ongoing business operations consist of IDT Energy and your oil shale initiatives in Colorado, through AMSO, LLC and in Israel, through IEI.

Response: In response to the Staff’s comment, we have reclassified the equity in the net loss of AMSO, LLC into income from operations.

Securities and Exchange Commission
October 6, 2011

45.	Please show us how you computed the amount of gain on sale of interest in AMSO, LLC during fiscal year 2009.

Response: The gain on sale of interest in AMSO, LLC of $2.6 million in fiscal 2009 was calculated as follows:

(in thousands)
Cash received from Total			$3,227
Carrying value plus costs incurred:
Investment in AMSO, LLC at date of sale:
Cumulative contributions	$4,034
100% of cumulative losses	(4,164)
Carrying value		(130)
Portion of negative carrying value sold (50%)			65
Costs incurred (primarily legal fees)			(694)
Gain on sale			$2,598

The gain on sale was calculated in accordance with the previous provisions of ARB 51, prior to the effective date of the current provisions of ASC 810 (previously FAS 160, and ARB 51). The current provisions of ASC 810 were effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, specifically for the Company’s fiscal year ended July 31, 2010. Earlier adoption was prohibited.

Notes to Consolidated Financial Statements, page F-7

46.
Please disclose the nature and terms of your Preferred Supplier Agreement with BP, including interest rates. Also tell us how cash receipts and disbursements under this arrangement as well as any associated noncash investing or financing activities are reported in the Consolidated Statements of Cash Flows.

Response: We have revised the “Other Commitments and Contingencies” section in Note 11 to add more information about the nature and terms of the Preferred Supplier Agreement with BP (“BP Agreement”) in response to the Staff’s comment. We also revised disclosures about the BP Agreement in Management’s Discussion and Analysis of Financial Condition and Results of Operations to conform to Note 11. However, we omitted the rates charged for the financing fee in these revisions since the rates are confidential (see the Preferred Supplier Agreement filed as Exhibit 10.20 to the IDT Corporation Form 10-K/A for fiscal year ended July 31, 2009 filed March 25, 2010). Please be advised that there is no interest rate to be disclosed, as discussed below. Finally, we changed the caption “Interest (expense) income, net” in the Consolidated Statements of Operations to “Interest (expense) income and financing fees, net”, which is more informative about the components of this group of accounts.

Securities and Exchange Commission
October 6, 2011

All cash receipts and disbursements under the BP Agreement are classified as Operating Activities in the Consolidated Statements of Cash Flows. There are no noncash investing or financing activities associated with the BP Agreement. The rationale for this classification is as follows. BP is IDT Energy’s preferred provider of electricity and natural gas for IDT Energy’s retail energy business. IDT Energy pays BP for its purchases of electricity and natural gas, which is generally at the rates that IDT Energy would pay if IDT Energy purchased the electricity and natural gas directly in the markets. In addition, IDT Energy pays BP “supply fees” set forth in Exhibit 1 of the BP Agreement, which are based on the delivered volume of electricity and natural gas (the fee based on volumetric loads). IDT Energy’s obligations to BP are secured by a first security interest in deposits or receivables from utilities under the applicable purchase of receivables program, and any cash deposits or letters of credit posted in collateral accounts.

IDT Energy may buy electricity or natural gas from other vendors, either as a Credit-Enabled Transaction under the BP Agreement, or outside the BP Agreement. If IDT Energy purchases outside the BP Agreement, it will need to provide the vendor with collateral such as letters of credit. A significant advantage of purchasing from BP is the replacement of letters of credit, which restricted significant amounts of cash, with other less costly collateral. As a result of the BP Agreement, an aggregate of $57.0 million in letters of credit outstanding at July 31, 2009 that was collateral for IDT Energy was reduced to an aggregate of $2.0 million at July 31, 2010.

The substance of the supply fees is the cost for providing financing to IDT Energy, therefore the fees are classified as financing fees in the consolidated statements of operations. However, since BP is strictly a vendor for electricity and natural gas and does not finance the purchases, the fees are included in operating activities in the consolidated statements of cash flows.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7  Goodwill, page F-8

47.	Please refer to ASC 350-20-50-1 and tell us your consideration of disclosing the amount of goodwill assigned to each reportable segment disclosed in accordance with ASC 280.

Response: All of the Company’s goodwill is allocated to the IDT Energy operating segment. We have revised the “Goodwill” section in Note 1 to include this statement in response to the Staff’s comment.

Securities and Exchange Commission
October 6, 2011

Note 5. Investment in American Shale Oil, LLC, page F-13

48.
Please show us how you computed equity in the net loss of AMSO, LCC for each period presented. If your proportionate share of income and losses from this entity differs from your 50% ownership interest, please disclose this fact.

Response: Following is the computation of equity in the net loss of AMSO, LLC for each period presented:

Year ended July 31 (in thousands)	2011	2010	2009

AMSO, LLC net loss for the period from March 2, 2009 to July 31, 2009			$3,657
AMSO, LLC net loss for the fiscal year	$26,191	$8,012
AMSO share of los	20%	20%	20%

Equity in net loss of AMSO, LLC	$5,238	$1,603	$731

We have revised Note 5 to disclose our proportionate share of income and losses and why it differs from our 50% ownership interest in response to the Staff’s comment. We have added the following to Note 5:

Pursuant to the AMSO, LLC Second Amended and Restated Limited Liability Company Agreement as of March 2, 2009 (the “LLC Agreement”), AMSO and Total agreed to fund AMSO, LLC as follows: (1) AMSO shall fund 20% and Total shall fund 80% of the initial $50 million of expenditures, (2) AMSO shall fund 35% and Total shall fund 65% of the expenditures above the initial $50 million up to $100 million in aggregate expenditures, and (3) AMSO shall fund 50% and Total shall fund 50% of the expenditures above $100 million in aggregate expenditures. Also pursuant to the LLC Agreement, AMSO, LLC’s net loss or net income will first be allocated to the members disproportionately in order to equalize their capital accounts, and then the allocation will be in accordance with their 50% ownership interests. Accordingly, AMSO has been allocated 20% of the net loss of AMSO, LLC in all periods presented.

We also revised various disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations to conform to the revisions to Note 5.

49.
Please refer to ASC 810-10-50-12 and 50-13 and tell us your consideration of disclosing your method for determining that you are not the primary beneficiary of AMSO, LLC, including, but not limited to, significant judgments and assumptions made. Please also tell us why you concluded your maximum exposure to loss is limited to the additional required investment in AMSO, LLC as opposed to your current investment plus the additional required investment.

Response: AMSO was not the primary beneficiary of AMSO, LLC pursuant to ASC 810-10-25-38, prior to the effectiveness of ASU 2009-17, because Total is required to absorb a majority of AMSO, LLC’s expected losses and will receive the majority of AMSO, LLC’s expected residual returns (if any) (please see the revisions to Note 5 for further details). In addition, Note 5 includes disclosure of Total’s commitment to fund the majority of AMSO, LLC’s research, development and demonstration expenditures as well as certain other funding commitments.

We have revised Note 5 to include our method for determining that we are not the primary beneficiary of AMSO, LLC.

In addition, we have revised Note 5 to disclose that our maximum exposure to loss includes our current investment plus the additional required investment in response to the Staff’s comment. Our investment balance at July 31, 2011 was negative $0.6 million, which reduces our maximum exposure to loss on that date.

Securities and Exchange Commission
October 6, 2011

Note 8. Equity, page F-17

50.
Please tell us how you accounted for the exchange of Mr. Steinhardt’s interest in GEIC for a corresponding interest in GOGI, including the $1.7 million in cash that was paid to the Steinhardt stockholder entity. Also tell us your consideration of disclosing your accounting for this transaction.

Responses: In June 2011, in a refinement of the terms of the initial investment and the rights associated with that investment, Mr. Steinhardt exchanged his interest in GEIC (including the option to purchase additional interests) for a corresponding 2.5% interest (including options) in GOGI and arranged for the Company and IDT to receive certain consulting services from a third party. In return, the Steinhardt stockholder entity was paid $1.7 million. We allocated the $1.7 million paid for these three elements based on their relative fair values, specifically $1.3 million was allocated to the exchange of the equity interests, $0.2 million was allocated to the exchange of the option, and $0.2 million was allocated to the consulting services.

We accounted for the exchange of Mr. Steinhardt’s equity interest in GEIC for a corresponding equity interest in GOGI as an equity transaction in accordance with ASC 810-10-45-23. Therefore, no gain or loss was recognized in the consolidated statement of operations. The carrying amount of the non-controlling interest was adjusted to reflect the change in our ownership interest in the subsidiary. The difference between the $1.3 million allocated fair value of the 2.5% GEIC equity interest received and the $1.0 million amount by which the non-controlling interest was adjusted was recognized as a reduction in additional paid-in-capital.

Note 9. Stock Based Compensation, page F-18

51.
Please clarify and elaborate on your disclosure that share-based compensation is generally recognized using the “accelerated method” over the vesting period and tell us the basis in GAAP for your accounting.

Response: We corrected the language in Note 10 and modified the disclosure in response to the Staff’s comment. Compensation cost for stock-based compensation plans is recognized using the straight-line method over the vesting period to align the expense recognition with the service pattern.

Securities and Exchange Commission
October 6, 2011

Note 14. Business Segment Information, page F-20

52.
In light of your disclosure that the Genie Oil and Gas reportable segment consists of (1) AMSO, which holds and manages a 50% interest in AMSO, LLC and (2) an 89% interest in IEI, please tell us why equity in the net loss of AMSO, LLC is not included in the income metric disclosed for Genie Oil and Gas.

Response: We revised the business segment income metric in Note 14 to include equity in the net loss of AMSO, LLC in the Genie Oil and Gas segment in response to this comment and Staff comment 44.

Note 15. Subsequent Events, page F-21

53.
In the updated financial statements for the fiscal year ended July 31, 2011, please disclose whether any amount of loss has been accrued related to the Notice of Proposed Tax Adjustments of $7.2 million received from the New York City Finance Department in connection with your utility tax audits. If an exposure to loss exists in excess of the amount accrued, and there is at least a reasonable possibility that an additional loss may have been incurred, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See ASC 450.

Reponse: We have included in the “Tax Audits” section of Note 11 that we have $3.3 million accrued at July 31, 2011 for three audits that are in process, which includes the New York City utility tax audit for the period from June 1, 2007 through December 31, 2008. Regarding the New York City utility tax audit for which the New York City Finance Department issued a Notice of Proposed Tax Adjustments of $7.2 million, we have also included in Note 11 that IDT Energy’s potential exposure for the period from January 1, 2009 through July 31, 2011 is an additional $6.2 million. Please be advised that there have been no preliminary or actual assessments or adjustments to date for either of the other two audits in process, namely (1) New York State income tax for fiscal 2007, fiscal 2008 and fiscal 2009 and (2) New York State sales and use tax for the period from September 1, 2004 through May 31, 2007. We currently do not expect to incur a liability as a result of either of these two audits.

Securities and Exchange Commission
October 6, 2011

Interim Financial Statements, page F-23

54.	Please show us how you computed net loss attributable to non-controlling interests for the nine months ended April 30, 2011.

Response: We have updated the financial statements to include the fiscal year ended July 31, 2011. Following is a summary of the computation of the net loss attributable to noncontrolling interests for the year ended July 31, 2011:

Year ended July 31, 2011 (in thousands)	Net (loss) before noncontrolling interest	Current Noncontrolling interest %	Net (loss) attributable to noncontrolling interests

IEI	$(8,332)	11%	$(918)
TCT	(373)	16%	(60)
Citizen’s Choice Energy, LLC (1)	(2,041)	100%	(2,041)
Other IDT Energy related VIE’s (2)	(266)	100%	(266)
Genie Oil and Gas, Inc. (3)	(11,563)	8%	(737)
Genie Energy International Corp (4)	(8,087)	0.7%	(163)
Total			$(4,185)

(1)	Citizen’s Choice Energy, LLC (“CCE”) is a variable interest entity. We are the primary beneficiary although we do not have any ownership interest in CCE.
(2)	There are two additional VIE’s for which we are the primary beneficiary although we do not have any ownership interest in either of them.
(3)	The noncontrolling interest increased to 8% in the fourth quarter of fiscal 2011 from 5.5%.
(4)	The noncontrolling interest decreased to 0.7% in the fourth quarter of fiscal 2011 from 3.2%.

*           *           *

Securities and Exchange Commission
October 6, 2011

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Claude A. Pupkin Claude A. Pupkin Chief Executive Officer

cc:  Charles Lee
       Anthony Watson
       Robyn Manuel
       Dov Schwell